SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West

7th Floor

Montréal, Québec

Canada H3A 2M8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Enclosure: Press Release relating to the filing of a Scheme of Arrangement for the acquisition of Logica plc.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175, and 333-177013.

PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

www.cgi.com/newsroom

CGI announces the expected timetable for the completion of the recommended acquisition of Logica

London, UK and Montreal, Canada – June 21, 2012 – On May 31, 2012, the Boards of Directors of CGI Group Inc. (“CGI”) (TSX: GIB.A) (NYSE: GIB) and Logica plc (“Logica”) announced that they had reached agreement on the terms of a recommended cash acquisition of Logica by CGI Group Holdings Europe Limited (“CGI Europe”), a wholly-owned indirect subsidiary of CGI, pursuant to which CGI Europe will acquire the entire issued and to be issued ordinary share capital of Logica. The acquisition is to be implemented by way of a scheme of arrangement (the “Scheme”) under the UK Companies Act 2006.

Logica has now announced that the Scheme document relating to the acquisition is being sent today to its shareholders.

Full details of the Scheme, the court meeting, and the general meeting of Logica’s shareholders, are set out in the Scheme document. The Scheme document also contains information on both Logica and CGI and the terms and conditions of the acquisition. Copies of this announcement, of Logica’s announcement, and of the Scheme document are available free of charge (subject to any applicable restrictions indicated in the Scheme document with respect to persons resident in restricted jurisdictions) on CGI’s and Logica’s websites (www.logica.com and www.cgi.com).

Timetable for the completion of the Logica acquisition

Subject to the approval of Logica’s shareholders, the sanction of the Court, and the satisfaction or waiver of the other conditions set out in the Scheme document, it is expected that the Scheme will be implemented in August 2012.

Expected timetable of principal events

The following timetable sets out the expected dates for implementation of the acquisition (some of which are indicative):

Principal event	Time and/or date[1]
Latest time for lodging BLUE Form of Proxy for the Court Meeting	10:00 a.m. on 14 July 2012

Latest time for lodging WHITE Form of Proxy for the General Meeting	10:15 a.m. on 14 July 2012

Scheme Voting Record Time	6:00 p.m. on 14 July 2012

Court Meeting	10:00 a.m. on 16 July 2012

General Meeting	10:15 a.m. on 16 July 2012

Scheme Court Hearing	16 August 2012

Principal event	Time and/or date[1]
Last day of dealings in, and for registration of transfers of, Logica Shares	17 August 2012
Reduction Record Time	6:00 p.m. on 17 August 2012

Reduction Court Hearing	20 August 2012

Effective Date	20 August 2012

Earliest date for cancellation of listing and admission to trading of Logica Shares	8:00 a.m. on 21 August 2012

Latest date for despatch of Consideration	by 3 September 2012

Long Stop Date	16 November 2012

1	All times shown in this timetable are London times unless otherwise stated. Some dates are indicative only and will depend, among other things, on the date upon which the Court sanctions the Scheme and whether (and, if so, when) the Conditions are fulfilled or (if capable of waiver) waived. Unless otherwise defined, all capitalized terms in this timetable shall have the meaning given to them in the Scheme document.

About CGI

Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI provides end-to-end services with approximately 31,000 professionals located in offices and centres of excellence in Canada, the United States, Europe and Asia Pacific. As at March 31, 2012, CGI’s annualized revenue was approximately C$4.3 billion and its order backlog was approximately C$13.1 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in both the Dow Jones Sustainability Index and the FTSE4Good Index. Website: www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the satisfaction or waiver of the conditions to complete the Logica acquisition, including the approval of the scheme of arrangement by Logica shareholders and the High Court of Justice in England and Wales, and the receipt of applicable regulatory approvals, the expected dates for implementation of the acquisition, as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:

Lorne Gorber

Senior Vice-President, Global Communications and Investor Relations

+1 514 841-3355

lorne.gorber@cgi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc. (Registrant)

Date: June 21, 2012	By	/s/ Benoit Dubé
Name: Benoit Dubé
Title: Executive Vice-President and Chief Legal Officer